[MACNEAL-SCHWENDLER LETTERHEAD]

                         October 16, 1998

TO OUR STOCKHOLDERS:

    On September 19, 1988, the Board of Directors of The MacNeal-Schwendler Corporation adopted a Shareholder Rights Plan and declared a distribution of rights to shareholders to deal with the very serious problem of unilateral actions by hostile acquirors which are calculated to deprive the Company's Board and shareholders of their ability to determine the destiny of the Company. This plan was in effect for ten years, but recently expired on September 19, 1998.

    In response, your Board of Directors has adopted a new Stockholder Rights Plan (the "Plan") and declared a distribution of rights, at the rate of one right for each share of the Company's common stock held, to stockholders of record on October 16, 1998. This letter explains our reasons for adopting the new Plan. A summary description of the Plan is enclosed, and we urge you to read it carefully. No action is necessary on your part.

     After careful consideration your Board concluded that having a Stockholder Rights Plan in place is a reasonable and appropriate response to the risks posed to stockholder interests by coercive or inadequate takeover attempts, including creeping accumulations in the open market, partial and two-tier tender offers and other tactics that do not treat all stockholders equally. The Board believes that such tactics, which continue to be commonplace in the takeover environment, are not in the best interests of stockholders and that the new Plan will enable the Board to act more effectively in protecting stockholder values.

    The distribution of rights to stockholders will have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company without conditioning the offer on a substantial number of Rights being acquired, or in a manner or on terms not approved by the Board of Directors. But like the prior rights plan, the Plan is not intended to prevent a takeover of the Company and will not do so. The existence of the Plan should not deter any prospective offeror willing to make an all cash offer at a full and fair price or to negotiate in good faith with the Board. Nor should the Plan interfere with any merger or other business combination approved by the Board.

     Issuance of the rights does not in any way weaken the financial strength of the Company nor interfere with its business plans. The issuance of the rights has no dilutive effect, will not affect reported earnings per share, is not taxable to the Company or to you, and will not change the way in which you can currently trade the Company's shares. As explained in detail in the summary, the rights only will be exercisable if and when a situation arises which triggers their effectiveness. The rights are intended to protect you against being deprived of your right to share in the full measure of the Company's long-term potential. The Plan was not adopted in response to any specific effort to acquire control of the Company.

     Similar plans have been adopted by more than 800 major companies. If you have any questions, please call Louis A. Greco at (213) 258-9111.

          Sincerely,


          __________________            ___________________
          George N. Riordan                  Thomas C. Curry
          Chairman of the Board              President and
                                        Chief Executive Officer